

Mail Stop 3561

July 20, 2007

Mr. John E. Kyees
Chief Financial Officer
Urban Outfitters, Inc.
5000 South Broad Street
Philadelphia, PA 19112-1495

>   **Re: Urban Outfitters, Inc.**
>   **Form 10-K for the Fiscal Year Ended January 31, 2007**
>   **Filed March 30, 2007**
>   **File No. 0-22754**

Dear Mr. Kyees:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        William Choi
                                        Branch Chief